[PhotoMedex Letterhead]

December 11, 2008

VIA EDGAR AND FEDERAL EXPRESS

Kevin Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 6010
Washington, DC  20549

Re:	Preliminary Proxy Statement (Amendment No. 1) of PhotoMedex, Inc. (the “Company”) Filed on December 2, 2008 (File No. 0-11635)

Dear Mr. Vaughn:

This letter responds to your letter dated December 11, 2008, which set forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Preliminary Proxy Statement (Amendment No. 1) filed on December 2, 2008 (File No. 0-11635) (the “Preliminary Proxy”).  For your convenience, we have included each of the Staff’s comments in bold before the corresponding response.  The Staff’s comments and the Company’s responses thereto are numbered to correspond with the paragraphs in your letter dated December 11, 2008.

Where indicated below, the Company will include changes to the respective disclosure in its revised Preliminary Proxy Statement (the “Revised Preliminary Proxy”), which the Company is filing contemporaneously with this response letter.  In an effort to respond to the Staff’s comments, enclosed herewith are three courtesy copies of the following:  (i) this letter as filed via EDGAR, (ii) a clean version of the Revised Preliminary Proxy as filed via EDGAR, and (iii) a marked version of the Revised Preliminary Proxy as compared to the Preliminary Proxy.

Pursuant to your letter dated December 11, 2008, the Company acknowledges the following:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

/s/ Dennis M. McGrath

Dennis M. McGrath
Chief Financial Officer

cc:	Davis Woodward, Esq.
Brian C. Miner, Esq.

Dennis M. McGrath
December 11, 2008

Annex C.  Information Regarding PhotoMedex, Inc., page C-1

Financial Statements for the Fiscal Years Ended December 31, 2005, 2006 and 2007, page C-35

-Consolidated Statement of Operations, page C-38

1.
Please refer to prior comment 1.  You state that your warranty is a sales-related obligation and that you offer your warranty to al buyers of your lasers.  Based on this, it is not clear to us why your warranty obligation would not be considered a direct cost of sale.  Please revise or advise.

Response:  Please note that warranty expenses from 2005 to the present have been immaterial, as indicated in our previous response on this matter.  Accordingly, we will revise future filings to classify warranty expense as a component of cost of goods sold.

Financial Statements for the Nine Months Periods Ended September 30, 2007 and 2008

Notes to Unaudited Consolidated Financial Statements, page C-76

Note 1., page C-76

2.
You state that in some cases that you and your customer stipulate a quarterly target of procedures to be performed.  Please tell us and revise this note here and in future filings to explain in more detail how your revenue recognition for the quarter is impacted if your customers do not meet these quarterly targets.

Response:  We have expanded our disclosure on page C-77 to clarify that the Company accounts for stipulated agreements in the same manner as it does for other consignment agreements. The disclosure will be as set forth in Note 1 on pages C-77 and C-78 of the Revised Preliminary Proxy.

Please note that the revenues generated under these arrangements are immaterial and, in the quarter ended September 30, 2008 for example, relate only to 7 accounts out of approximately 490 accounts that are in a program where we record revenues on a per-procedure basis.  The details of the accounting are set forth on page C-78 of the Revised Preliminary Proxy.